UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51490

Contax Participações S.A.

(Exact name of registrant as specified in its charter)

Rua do Passeio 56, 16º andar

20021-290 Rio de Janeiro – RJ – Brazil
+55 21 3131-0010

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Shares, without par value

American Depositary Shares evidenced by American Depositary Receipts representing preferred shares of Contax
Participações S.A.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

General

This Form 15F relates to American Depositary Shares (“ADSs”) of Contax Participações S.A. (“Contax”), each representing one-fifth of a Contax preferred share without par value (“preferred shares”), and to Contax’s preferred shares.  In accordance with the requirements of Rule 12h-6(a), all trading volume data is presented by reference to the trading volume of Contax’s preferred shares, including those represented by ADSs.

PART I

Item 1. Exchange Act Reporting History

A. Contax first incurred the duty to file reports under sections 13(a) and 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) in August 2005, upon the consummation of the spin-off of Contax’s shares from its parent at that time.

B. Contax has filed or submitted all reports required under sections 13(a) and 15(d) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Contax has never conducted a public offering of securities in the United States requiring registration under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A. Contax’s preferred shares are listed in Brazil on the BM&FBovespa Exchange “BM&FBovespa”, which constitutes the primary trading market for the preferred shares.

B. Contax’s preferred shares were initially listed on the BM&FBovespa on May 20, 2005.  Contax has maintained this listing for at least the twelve months preceding the filing of this form.

C.   During the twelve months period beginning on October 7, 2010 and ending on October 7, 2011, the average daily trading volume of transactions in Contax’s preferred shares effected on the BM&FBovespa represented 99% of the worldwide average daily trading volume of the preferred shares.

Item 4. Comparative Trading Volume Data

Not applicable. Contax is relying on Rule 12h-6(a)(4)(ii), specifying alternative record holder information, for purposes of this Form 15F.

Item 5. Alternative Record Holder Information

As of September 30, 2011, Contax’s ADSs were held of record by 190 persons resident in the United States. Contax relied on The Bank of New York ADR Monthly Report to determine the number of holders of its equity securities.

Item 6. Debt Securities

Not applicable. Contax is relying on Rule 12h-6(a)(4)(ii), specifying alternative record holder information, for purposes of this Form 15F.

Item 7. Notice Requirement

On December 16, 2011, Contax issued a notice to the market disclosing its intent to terminate its duty to file reports under sections 13(a) and 15(d) of the Exchange Act and filed such notice with the Commission under cover of Form 6-K.

Item 8. Prior Form 15 Filers

Not applicable.

 PART II

Item 9. Rule 12g3-2(b) Exemption

Contax will publish the information required under Rule 12g3-2(b)(1)(iii) on Contax’s website at www.contax.com.br.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

Contax hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of termination of reporting under Rule 12h-6, Contax has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1.       The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that it used for purposes of Rule 12h-6(a)(4)(i);

2.       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.      It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h‑6.

3

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Contax Participações S.A. has duly authorized the undersigned persons to sign on its behalf this certification on Form 15F.  In so doing, Michel Neves Sarkis and Marco Norci Schroeder certify that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: December 16, 2011 By: /s/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Chief Executive Officer
Date: December 16, 2011 By: /s/ Marco Norci Schroeder
Name:	Marco Norci Schroeder
Title:	Chief Financial Officer